

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Sanj K. Patel
Chief Executive Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11, Bermuda

  Re: Kiniksa Pharmaceuticals, Ltd.
   Registration Statement on Form S-3
   Filed September 8, 2020
   File No. 333-248656

Dear Mr. Patel:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at (202) 551-6761 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Nathan Ajiashvili